October 17, 2006

Mail Stop 4561

Mr. Ned Mavrommatis
Chief Financial Officer
I.D. Systems, Inc.
One University Plaza
Hackensack, NJ 07601

Re: I.D. Systems, Inc.
        Form 10-K for the year ended December 31, 2005
        Filed February 22, 2006
        File No. 1-15087

Dear Mr. Mavrommatis:

        We have reviewed your filing and have the following comments. We have
limited our review to only your financial statements and related disclosures and will
make no further review of your document. Where indicated, we think you should revise
your document in response to these comments. If you disagree, we will consider your
explanation as to why our comment is inapplicable or a revision is unnecessary. Please
be as detailed as necessary in your explanation. In some of our comments, we ask you to
provide us with information so we may better understand your disclosure. After
reviewing this information, we may raise additional comments.

        Please understand that the purpose of our review process is to assist you in your
compliance with the applicable disclosure requirements and to enhance the overall
disclosure in your filing. We look forward to working with you in these respects. We
welcome any questions you may have about our comments or on any other aspect of our
review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the year ended December 31, 2005

Item 8 - Financial Statements and Supplementary Data

Statements of Operations, page F-4

1. We note from your disclosures that you earn revenues from products and services. Please revise your presentation in future filings to separately present such revenues and related costs on your statements of operations. Refer to Rule 5-03 of Regulation S-X.

Note A – The Company, page F-7

2. We note that you have focused your business activities on two primary applications – industrial fleet management and security and rental fleet management. Based upon the discussion of your business in Item 1, it appears that you may have more than one reportable segment. Please tell us how you considered paragraph 10 of SFAS 131 in your evaluation.

Note B – Summary of Significant Accounting Policies, page F-7

[9] – Revenue Recognition, page F-8

3. Please explain to us how you determined that the various elements within your arrangements qualify as separate units of accounting. To the extent you are relying on vendor-specific objective evidence, please tell us your basis for concluding that such evidence exists. Please cite the relevant accounting literature in your response as appropriate.

*   *   *   *

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please file your cover letter on EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Rachel Zablow, Staff Accountant at (202) 551-3428 or the undersigned at (202) 551-3403 if you have questions.

Sincerely,

Steven Jacobs
Accounting Branch Chief